UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

TDN:
Where Your Passion Lives

Mexico City, July 21, 2009 - Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) today announced that Televisa Networks and Televisa Deportes will offer a new option in pay-TV initially in Mexico, Latin America and the Caribbean: Televisa Deportes Network (TDN).

A new pay-TV channel, TDN will offer 24-hour-a-day programming 365 days a year. TDN will feature more than 8 hours a day of proprietary content, including exceptional editorial content, story coverage, commentary, and transmission of national and international soccer tournaments, American football, basketball, baseball, golf, wrestling, boxing, and extreme sports. The content will be available in Standard Definition and includes the exclusive transmission and retransmission of certain matches of the Mexican first division soccer tournament, as well as additional matches broadcast simultaneously; the Spanish soccer cup, including exclusive transmission of two matches per week; Noticiero Televisa Deportes; the 2010 Soccer World Cup; the UFC (Ultimate Fighting Championship); and much more.

This pay-TV channel resulted from the experience and leadership of Televisa Deportes and a licensing agreement that Televisa has entered into with Barra Deportiva, the new independent producer formed from the association of Televisa and Deportes y Medios Panamericana, a company owned by Juan Carlos Rodríguez, one of the creators of Estadio TV.

The channel will launch with an experienced team of commentators, including those from Televisa Deportes and Estadio TV, who are well-known for their passion, commitment, familiarity with our audiences, and experience.

Emilio Azcárraga Jean, President of Grupo Televisa, said: “To maintain our position at the forefront of our industry, Televisa expands its 360-degree multimedia platform by adding a specialized sports channel for the pay-TV audience. This channel complements our existing offer of free-to-air television, internet, and radio. I am confident that TDN will position itself quickly as a leader in the market.”

The channel will be available in Mexico July 23 and in Central America and the Caribbean August 1, 2009.

# # #

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct to home satellite services, cable television and telecommunication services, magazine publishing and publishing distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Televisa Deportes is the brand leader in sports programs and events broadcast on free-to-air television in Mexico. It is known for its passion, technology, support of Mexican athletes, and familiarity with the audiences. Its website, televisadeportes.com, is also the most visited website in Mexico.

TDN is a pay-TV multimedia platform dedicated to the transmission of sporting events 24 hours a day, 365 days a year. It offers exclusive content and covers the most important sporting events in the world through a specialized team that includes commentators, reporters, and correspondents. The channel is available in Mexico, Central America, and the Caribbean.

Televisa Networks specializes in the design, production, programming, distribution, and commercialization of 15 owned and third-party brands for the pay-TV market, which covers Mexico, the United States, Canada, Latin America, Europe, and Oceania.

# # #

Investor Relations:	Media Relations:

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 22, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President